FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated June 3, 2022 of OceanPal Inc. (the "Company") announcing the Company’s financial results for the first quarter ended March 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: June 3, 2022
	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, President, Interim Chief Financial Officer
and Secretary
Telephone: +30-210-9485-360
Email: izafirakis@oceanpal.com
Website: www.oceanpal.com
Twitter: @OceanPal_Inc

For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

OCEANPAL INC. REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2022;
DECLARES A CASH DIVIDEND OF 1 CENT PER SHARE

ATHENS, GREECE, June 03, 2022 – OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, today reported net income of $414 thousand and net loss attributed to common stockholders of $510 thousand for the first quarter of 2022. Time charter revenues for the same period were $3.7 million.

Dividend Declaration

The Company declared a cash dividend on its common stock of $0.01 per share for the first quarter ended March 31, 2022. The cash dividend will be payable on or about June 21, 2022 to all common shareholders of record as of June 14, 2022. The Company has 29.83 million shares of common stock issued and outstanding. Holders of the Company’s Class A Warrants as of June 14, 2022 will also receive a cash payment in the amount of $0.01 for each common share that such holder would be entitled to receive upon exercise of their Class A Warrants. As of June 02, 2022, there are Class A Warrants exercisable for an aggregate of 14.47 million common shares.

	Fleet Employment Profile (As of June 03, 2022)
	OceanPal Inc.’s fleet is employed as follows:
	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT

	2 Panamax Bulk Carriers
1	PROTEFS	A	$10,650	5.00%	Reachy International (HK) Co., Limited	08-Feb-21	04-Jun-22	1,2
	2004 73,630
2	CALIPSO 2005 73,691	A	$17,100	5.00%	Contango Shipping Pte Ltd.	28-Dec-21	21-Jan-22
			$13,850	5.00%	Hengdeli Deyesion International Shipping Limited	24-Jan-22	16-Feb-22
			$17,850	5.00%	Atlantic Coal And Bulk Pte. Ltd.	18-Feb-22	10-Mar-2022
			$24,500	5.00%	Tongli Shipping Pte. Ltd.	10-Mar-2022	10-Jun-22 - 05-Jul-22	1

	1 Capesize Bulk Carrier
3	SALT LAKE CITY		$13,000	5.00%	C Transport Maritime Ltd., Bermuda	09-Jan-21	5-Jun-2022 – 12-Jun-2022	1
	2005 171,810
* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** The vessels were contributed to the Company following a spin-off transaction effected on November 29, 2021.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.
[1] Based on latest information.
[2] Charterers have agreed to compensate the owners for all the days over and above the maximum redelivery date and time with hire equal to the average of “weighted time charter average of Baltic Exchange 74k derived” i.e. BPI 4tc index (same is considered as BKI5tc -USD1,336) as reported daily by the Baltic Exchange, for the overrun days until the actual redelivery date and time back to head owners and only in case the weighted time charter average for the overrun days is higher than current rate i.e. USD10,650 otherwise current hire rate to remain for that day.

Summary of Selected Financial & Other Data (unaudited)
Three months ended March 31, 2022

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$3,680
Voyage expenses	207
Vessel operating expenses	1,285
Net income	414
Net loss attributed to common stockholders	(510)
FLEET DATA
Average number of vessels	3
Number of vessels	3
Weighted average age of vessels	16.9
Ownership days	270
Available days	270
Operating days	257
Fleet utilization	95.1%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$12,863
Daily vessel operating expenses (2)	$4,759

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

About the Company
OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.

Forward Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

OCEANPAL INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

Three months ended March 31, 2022
REVENUES:
Time charter revenues	$3,680
EXPENSES:
Voyage expenses	207
Vessel operating expenses	1,285
Depreciation	1,006
General and administrative expenses	558
Management fees to related parties	210
Operating income	$414

Net income	$414
Dividends on series C preferred shares	(200)
Dividends on class A warrants	(724)
Net loss attributed to common stockholders	$(510)
Loss per common share, basic	$(0.02)
Loss per common share, diluted	$(0.02)
Weighted average number of common shares, basic	21,507,340
Weighted average number of common shares, diluted	21,507,340

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	March 31, 2022	December 31, 2021*
ASSETS	(unaudited)

Cash and cash equivalents	$18,311	$1,673
Other current assets	1,639	1,527
Vessels, net	44,722	45,728
Other non-current assets	62	152
Total assets	$64,734	$49,080

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	$3,691	$931
Total stockholders' equity	61,043	48,149
Total liabilities and stockholders' equity	$64,734	$49,080

*The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
Three months ended March 31, 2022

Net cash provided by operating activities	$2,012
Net cash provided by investing activities	$-
Net cash provided by financing activities	$14,626